UNITED STATES	OMB APPROVAL OMB Number: 3235-0167 Expires: December 31, 2014 Estimated average burden hours per response . . . . . 1.50
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15-15D/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-130446

THE PAWS PET COMPANY, INC..
(Exact name of registrant as specified in its charter)

455 N.E. 5th Avenue, Suite D464, Delray Beach, FL 33483 (561) 886-7108
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[X]

Approximate number of holders of record as of the certification or notice date: 149

The PAWS Pet Company, Inc.  (“PAWS”) hereby requests immediate withdrawal of its request to terminate the registration of its shares of common stock, no par value, under Section 12(g) of the Securities Exchange Act of 1934, which was filed with the Commission on November 13, 2012 (the “Form 15”). PAWS believes that withdrawal of the Form 15 is consistent with the public interest and the protection of investors as the Form 15 was filed in error. Please note that the erroneously filed Form 15 was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 8, 2013	By:	/s/ Dan Wiesel
Dan Wiesel, Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.